September 24, 2009

VIA EDGAR CORRESPONDENCE AND HAND DELIVERY Mr. Larry Spirgel, Esq. Assistant Director Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3628

Re:	Playboy Enterprises, Inc.
Form 10-K for the year ended December 31, 2008
and Document Incorporated by Reference
Filed March 13, 2009
Form 10-Q for the quarter ended March 31, 2009
Filed May 11, 2009
File No. 001-14790
Dear Mr. Spirgel:

I am writing on behalf of Playboy Enterprises, Inc. (the “Company”), in response to the letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated July 20, 2009, and the staff’s comments provided by telephone on September 9, 2009, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”) and Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (the “Form 10-Q”).

For your convenience, the Company’s responses to the staff’s comments are set forth below following the text of the comment to which the response relates.

Form 10-K for the year ended December 31, 2008

Cover Page

1.
Under the “Documents Incorporated by Reference” heading, you state that certain information required by Part II. Item 5 is “incorporated herein by reference to the Notice of Annual Meeting of Stockholders and Proxy Statement (to be filed) relating to the Annual Meeting of Stockholders to be held in May 2009.”  Please note that Form 10-K General Instruction G(2) provides that the information from Part II

Mr. Larry Spirgel, Esq.
September 24, 2009

may be incorporated by reference from the registrant’s annual report to security holders furnished to the Commission pursuant to Rule 14a-3(b) or Rule 14c-3(a); however, no provision is made for the forward incorporation by reference of Part II information from a definitive proxy statement.  Therefore, in future filings, revise to comply with General Instruction G(2) of Form 10-K.  See also Question 104.01 to Form 10-K Compliance and Disclosure Interpretations, available at our website at http://www.sec.gov/divisions/corpfin/guidance/exchangeactforms-interps.htm.

Response: In future filings, the Company will revise the disclosure under the “Documents Incorporated by Reference” heading by removing the statement that certain information required by Part II. Item 5 is incorporated by reference to the definitive proxy statement to comply with General Instruction G(2) of Form 10-K.

Item 1. Business, page 5

2.
In future filings, please revise to disclose here or in your management’s discussion and analysis the information about international revenues that is required by Regulation S-K Item 101(d), or tell us how you have complied with this item.

Response: In future filings, the Company will provide a cross reference to the information about international revenues in the Company’s financial statements, either in Item 1 or in Management’s Discussion and Analysis of Financial Condition and Results of Operations, as allowed by Item 101(d)(C)(2) of Regulation S-K.

Item 6. Selected Financial Data, page 25

3.
Please refer to the line item EBITDA and the footnote (2) thereto.  Since you present a measure labeled as “EBITDA” as a measure of operating performance, it is generally not appropriate to exclude “stock options and restricted stock awards”, “Impairment Charges”, “Impairment charges on investments”, “Deferred subscription cost write-off” and the “Provision for reserves” since these charges are recurring.  Refer to Item 10 of Regulation S-K and Question 8 of our Frequently Asked Questions document on non-GAAP measures which is available on our website at: http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.  If you present a non-GAAP measure that excludes these recurring charges, you must provide detailed disclosures why management believes a performance measure that excludes these recurring charges is useful.  Your discussion should, at a minimum, disclose the following:

•	the manner in which management uses the non-GAAP measure to conduct or evaluate the business;

•	the economic substance behind management’s decision to use such a measure;

Mr. Larry Spirgel, Esq.
September 24, 2009

•	the material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure, net income (loss); and

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure.

Revise your presentation as appropriate.

Response: The Company respectfully advises the staff that it no longer intends to present EBITDA in its future filings on Form 10-K. In the event the Company presents a non-GAAP measure in its future filings, it will present such measure in accordance with Item 10 of Regulation S-K and the guidance provided in Question 8 of the staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, as applicable. The Company intends to continue to present EBITDA in its quarterly earnings release and believes its presentation thereof complies with Regulation G.

Item 7. Management’s Discussion and Analysis…, page 27

Results of Operations, page 29

4.
In future filings, please provide more detailed analysis of the reasons underlying identified material quantitative changes in operating measures from period to period.  For example, when discussing the year-end operating results of the Entertainment Group on page 30, explain how the “greater availability and growth in certain systems” resulted in increases in Playboy TV monthly subscription revenues.  Likewise, on page 30, discuss why online/mobile revenues decreased $15.6 million, or 25%, in 2008.  On page 31, where you discuss the revenues generated by the Licensing Group, you should not only identify the decline in consumer products revenues, but also analyze the reasons underlying the decline in sales when the reasons are also material and determinable.  Simply stating that lower consumer products revenues is the result of “global economic conditions” does not provide meaningful analysis.  The analysis should reveal underlying material causes of the matters described, including for example, if applicable, a decline in the quality of the product, loss in competitive position and market share, or a combination of conditions.  These are examples only.  For more information, refer to the Commission Statement about Management’s Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8056, 34-45321, dated January 22, 2002).

Response: In future filings, the Company will, to the extent appropriate, provide more detailed analysis of the reasons underlying identified material quantitative changes in operating measures from period to period.

Mr. Larry Spirgel, Esq.
September 24, 2009

5.
Please enhance your management’s discussion and analysis in future filings to discuss the impact of known trends, demands, commitments, events or uncertainties arising during the period which are reasonably likely to have material effects on your financial condition or results of operations.  For example, we note that the company’s domestic TV revenues significantly declined during each of the past two years.  We also note that pay-per-view revenues were lower for the current year, reflecting “consumers’ continuing migration from linear networks to the more competitive video-on-demand platform, where we control less shelf space.”  Please provide a thorough discussion of whether you believe this known trend will have a material unfavorable impact on your revenues or income in future periods.  As another example, discuss whether you expect lower revenues from your U.K. networks in the future and, if so, why.  In addition, discuss the reasons for the decrease in online/mobile revenues, whether you expect the decrease to continue, why you are conducting a major infrastructure overhaul and redesign of your online websites and what impact you believe the overhaul and redesign will have on your future results.

Response: In future filings, the Company will, to the extent appropriate, enhance Management’s Discussion and Analysis of Financial Condition and Results of Operations to discuss the impact of known trends, demands, commitments, events or uncertainties arising during the period which are reasonably likely to have material effects on its financial condition or results of operations.

Impairment Charges, page 32

6.
We note that you took a significant goodwill impairment charge in the fourth quarter of fiscal year 2008.  You should expand your MD&A to discuss your expectations regarding your future operating results and liquidity as a result of taking an impairment charge.  You should clearly explain to your investors, if true, that you expect that historical operating results will not be indicative of future operating results.  You should also discuss the primary drivers in your assumptions that resulted in the goodwill impairment charge.  For instance, did you significantly reduce projected future revenues or net cash flows or increase the discount rates?  In addition, discuss whether and when you considered a recovery of the economy in your cash flow projections.

Response:  The Company respectfully advises the staff that in addition to the disclosure the Company provided in the Form 10-K regarding the business trends of the non-Playboy branded television business to which the goodwill impairment charge related, the Company will expand, as appropriate, Management’s Discussion and Analysis of Financial Condition and Results of Operations to further discuss such business trends, as stated in the Company’s response to comment number 5 above.  In addition, the Company will, to the extent appropriate, expand Management’s Discussion and Analysis of Financial Condition and Results of Operations to

Mr. Larry Spirgel, Esq.
September 24, 2009

discuss the primary drivers in the Company’s assumptions that resulted in the goodwill impairment charge.

The Company’s proposed disclosure, incorporating our response to the staff’s comment above regarding goodwill and comment number 11 below regarding intangible assets, in Management’s Discussion and Analysis of Financial Condition and Results of Operations for future filings would be similar to the following (with additional disclosures not included in the Form 10-K underlined):

Impairment Charges

In accordance with Financial Accounting Standards Board, or FASB, Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, or Statement 142, we conduct annual impairment testing of goodwill and other indefinite-lived intangible assets as of October 1st of each year, or in between annual tests if events occur or circumstances change that would indicate impairment of our goodwill and/or other indefinite-lived intangible assets. In accordance with FASB Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, or Statement 144, we evaluate the potential impairment of finite-lived acquired intangible assets when there are indicators of impairment. Based on the results of our 2008 impairment testing, we determined a total impairment charge of $146.5 million was necessary for the year ended December 31, 2008. This charge consisted of $105.8 million of goodwill and $24.6 million of trademarks impaired under Statement 142 and $16.1 million of other intangible assets impaired under Statement 144. The continuing migration from linear television networks to the more competitive video-on-demand platform both in the US and abroad, as previously discussed, resulted in lower projected cash flow from our Entertainment Group, which is the reporting unit in our forecasted-discounted cash flows analysis for our 2008 impairment testing. Our projections did not assume a reversal of this trend or a recovery in the overall economic environment. We still had access to our credit facility after the impairment charge, as we amended the credit facility prior to taking the charge to maintain compliance with our debt covenants.

In concert with the integration of our publishing and online businesses, beginning with the first quarter of 2009, we will move the reporting of our online/mobile business from the Entertainment Group into the new Print/Digital Group, which will include the current Publishing Group. These businesses will be combined so that we can better focus on creating brand-consistent content that extends across print and digital platforms. Due to this expected realignment of our operating segments, which we also use as our reporting unit, as defined in Statement 142, we will conduct interim impairment testing of goodwill in

Mr. Larry Spirgel, Esq.
September 24, 2009

accordance with Statement 142. The new Print/Digital Group’s current and expected financial results would be lower than that of the former Entertainment Group, which contains the digital business’ assets prior to the realignment of our operating segments. Therefore, we expect to record additional impairment charges on goodwill of $5.6 million in the first quarter of 2009, which would bring the total goodwill balance to approximately $22.2 million as of March 31, 2009.

Further downward pressure on our operating results and/or further deterioration of economic conditions could result in additional future impairments of our long-lived assets including goodwill. Impairment tests performed in 2007 and 2006 indicated no impairment was necessary at those times. See Critical Accounting Policies and Note (O), Intangible Assets, to the Notes to Consolidated Financial Statements for additional information.

In 2007, we recorded a $1.5 million charge in connection with the potential sale of assets related to our Los Angeles production facility. The asset sale was completed in April 2008. See Note (C), Sale of Assets, to the Notes to Consolidated Financial Statements for additional information.

Liquidity and Capital Resources, page 35

7.
We note on page 35 your belief that your cash on hand, operating cash flows, funds available under your credit facility and potential access to credit and capital markets will be sufficient to meet your operating expenses, capital expenditures and other contractual obligations as they become due.  Please provide a more detailed assessment in future filings of the company’s ability to meet its long-term liquidity needs, including providing a discussion of known trends or uncertainties with respect to your operating cash flows, capital expenditures and other contractual obligations.  Note that we consider “long-term” to be the period in excess of the next twelve months.  See Section III.C of Release No. 33-6835 and footnote 43 of Release No. 33-8350.

Response: In future filings, the Company will, to the extent appropriate, provide a more detailed assessment of its ability to meet its long-term liquidity needs, including a discussion of known trends or uncertainties with respect to its operating cash flows, capital expenditures and other contractual obligations.

Contractual Obligations, page 38

8.	Please revise the table of contractual obligations in future filings to provide a row that totals the obligations for each period.

Mr. Larry Spirgel, Esq.
September 24, 2009

Response: In future filings, the Company will revise the table of contractual obligations to provide a row that totals the obligations for each period.

Critical Accounting Policies, page 38

9.
We note that goodwill accounted for 11% of total assets as of December 31, 2008.  We note that revenues, operating income and the Entertainment segment income have declined in recent quarters due to the negative impact of the current economic environment.  In light of the significance of your goodwill balance and the impairment charge of $105.8 million during the year ended December 31, 2008, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy.  This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill.  Specifically, we believe you should provide the following information:

•	Provide a more detailed description of the steps you perform to review goodwill for recoverability.

•	Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit.

•	Disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

•
Describe the nature of the valuation techniques and the significant estimates and assumptions you employed to determine the fair value of your reporting units in your impairment analysis.  For example, if you utilize the discounted cash flow approach, you should disclose the discount rates for each reporting unit and how those discount rates were determined, including your consideration of any market risk premiums.  In addition, we believe your disclosure should address your estimates of future cash flows, as follows:

1)
Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.

2)	Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

3)	In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates. For

Mr. Larry Spirgel, Esq.
September 24, 2009

example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis.

•	Describe changes to the assumptions and methodologies, if any, since your last annual impairment test.

For further guidance, refer to Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Response: The Company respectfully advises the staff that it will add a critical accounting policy consistent with the guidance in Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The Company’s proposed disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations under “Critical Accounting Policies” for future filings would be similar to the following (with additional disclosures not included in the Form 10-K underlined):

Goodwill

Our goodwill, reflected entirely in the Entertainment Group, which is the reporting unit, was $27.8 million and $133.6 million at December 31, 2008 and 2007, respectively. In accordance with Statement 142, we do not amortize goodwill, but subject it to annual impairment tests. We conduct our annual impairment testing of goodwill as of October 1st of each year, or in between annual tests if events occur or circumstances change that would indicate impairment of our goodwill. If the carrying amount of the reporting unit exceeds the fair value of the reporting unit based on an analysis using a combined weighted forecasted-discounted cash flow and market multiple approach, an impairment loss is recognized to the extent the implied fair value of the reporting unit’s goodwill is less than its carrying amount.

We must make assumptions regarding forecasted-discounted cash flows and market multiples to determine a reporting unit’s estimated fair value. Management believes these assumptions are consistent with those that would be utilized by a market participant in performing similar valuations of our reporting units.

The assumptions for our forecasted-discounted cash flow analysis include projections of revenues, cost of sales, selling, general and administrative costs and cash flows considering planned business and operational strategies over a

Mr. Larry Spirgel, Esq.
September 24, 2009

long-term planning horizon of five years, a growth rate thereafter and discount rates. The valuations employ present value techniques to measure fair value and consider market factors. For the annual impairment testing as of October 1, 2008, we assumed a discount rate of 14.0%, which was based on the weighted average cost of capital derived from public companies considered to be reasonably comparable to our Entertainment Group, with respect to their cost of equity, cost of debt, capital structure and inherent market risk. We also assumed modest growth over the next five years and an annual growth rate of 3.0% thereafter, which take into account management’s assumptions on Company-specific and macroeconomic risks. If the discount rate used was 1.0% higher and the growth rate used was 1.0% lower, the fair value of the Entertainment Group would have been approximately $18.9 million lower. If the discount rate was 1.0% lower and the growth rate was 1.0% higher, the fair value of the Entertainment Group would have been approximately $27.1 million higher.

Market multiples for comparable companies vary, reflecting differing investor sentiment toward each of the companies, as well as the specific industry and the general economy. The multiples selected and applied to the financial results of our Entertainment Group are at a discount to the comparable companies’ median multiples given our Entertainment Group’s recent financial performance partially offset by projected operational improvement. The selected multiples give consideration to such factors as size, profitability and historical and projected trends in revenues.

Based on this impairment testing, we concluded the fair value of the Entertainment Group based on the equally weighted forecasted-discounted cash flow and market multiple analysis was lower than its carrying value. This determination required fair value estimates be made for the Entertainment Group’s assets and liabilities, including intangible assets, to derive the fair value of the reporting unit’s goodwill.  The fair value of the intangible assets were generally determined using forecasted-discounted cash flow analyses and discount rates that reflected the nature and characteristics, inherent risk and expected duration of the projected cash flows for each asset.  The fair value of Entertainment Group’s goodwill was compared to its carrying value to result in an impairment charge of $105.8 million.

In concert with the integration of our publishing and online businesses, beginning with the first quarter of 2009, we will move the reporting of our online/mobile business from the Entertainment Group into the new Print/Digital Group, which will include the current Publishing Group. These businesses will be combined so that we can better focus on creating brand-consistent content that extends across print and digital platforms. Due to this expected realignment of

Mr. Larry Spirgel, Esq.
September 24, 2009

our operating segments, which we also use as our reporting unit as defined in Statement 142, we will conduct interim impairment testing of goodwill in accordance with Statement 142. The new Print/Digital Group’s current and expected financial results would be lower than that of the former Entertainment Group, which contains the digital business’ assets prior to the realignment of our operating segments. Therefore, we expect to record additional impairment charges on goodwill of $5.6 million in the first quarter of 2009, which would bring our total goodwill balance to approximately $22.2 million.

If any estimates or related assumptions change in the future, we may be required to record an additional impairment charge. See Note (O), Intangible Assets, to the Notes to Consolidated Financial Statements for additional information.

10.
We note that your trademarks accounted for 16% of total assets as of December 31, 2008.  In light of the significance of your trademarks balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy.  This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of trademarks.  Specifically, we believe you should provide the following information:

•	Disclose the carrying value of the intangible asset for each unit of accounting.

•
Describe the nature of the valuation techniques you employed in performing the impairment tests.  Describe qualitatively and quantitatively the significant estimates and assumptions used in your valuation method to determine the fair value of each unit of accounting in your impairment analysis.

•
Quantitatively and qualitatively describe in detail the changes in the estimates used in your assumptions to determine the fair value of your units of accounting since your last impairment test.  In addition, tell us and disclose how the assumptions in your most recent test were impacted by the current economic environment.

•
Provide a sensitivity analysis showing the impact on your impairment test resulting from a one percent change in each of your significant assumptions.  For example, you should separately quantify the impact of a one percent decline in your revenue growth rates, one percent decline in your net cash flows and a one percent increase in your discount rate.

Mr. Larry Spirgel, Esq.
September 24, 2009

•	Provide a sensitivity analysis that discloses the impairment amount that would have resulted from hypothetical reductions in the fair value of your trademarks at the time of your impairment testing.

For further guidance, refer to Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Response: The Company respectfully advises the staff that its non-Playboy trademarks totaled only $2.8 million, or approximately 1% of the total assets at December 31, 2008. The impairment charge taken related only to these trademarks.  For these trademarks, the Company has disclosed that it uses a forecasted-discounted cash flow approach for impairment testing.  A one percent decline in the Company’s assumptions regarding its revenue growth rate, net cash flows or discount rate would not be material, as each such decline would reflect an impairment charge of approximately $20,000 each.

The balance of the $42.5 million in trademarks, $39.7 million, or 93%, was Playboy-branded trademarks at December 31, 2008. There was no impairment charge against these trademarks.  In 2008, the segment income of the Company’s Licensing Group was $23.7 million.  Even if segment income remained flat, and the Company believes there will be future growth in these businesses, the Playboy trademarks would be recoverable in less than two years.  These trademarks also support other Playboy-branded businesses such as international publishing, television and websites. The Company will expand its disclosure in future filings to more clearly indicate that substantially all of the trademarks are Playboy-branded, however it does not feel adding a critical accounting policy is necessary.

The Company’s proposed disclosure in Notes to Consolidated Financial Statements under “Summary of Significant Accounting Policies” for future filings would be similar to the following (with additional disclosures not included in the Form 10-K underlined):

Intangible Assets: In accordance with Statement 142, we do not amortize goodwill and trademarks with indefinite lives, but subject them to annual impairment tests, or in between annual tests if events occur or circumstances change that would indicate impairment of our goodwill and/or other intangible assets. Capitalized trademark costs include costs associated with the acquisition, registration and/or renewal of our trademarks. In 2006, we began expensing certain costs associated with the defense of such trademarks. $39.7 million of the total $42.5 million of our trademarks at December 31, 2008 are indefinite-lived Playboy-branded trademarks. Our non-Playboy trademarks totaling $2.8 million and with finite lives as of December 31, 2008 are being amortized using the straight-line method over the lives of the trademarks, either 10 or 20 and one-quarter years; prior to our 2008 impairment testing, these non-Playboy trademarks were deemed to have indefinite lives. Copyright costs are being

Mr. Larry Spirgel, Esq.
September 24, 2009

amortized using the straight-line method over 15 years. Noncompete agreements are being amortized using the straight-line method over the lives of the agreements, either five or 10 years. Distribution agreements are being amortized using the straight-line method over the lives of the agreements, which were determined to be 27 and one-half years. A program supply agreement is being amortized using the straight-line method over the 10-year life of the agreement. Other intangible assets continue to be amortized over their useful lives. The noncompete agreements, program supply agreement and copyright costs are all included in “Other noncurrent assets” on our Consolidated Balance Sheets.

In 2006, we modified the assumptions related to the useful lives of certain distribution agreements that previously were classified as indefinite-lived. As these distribution agreements are now being amortized, the deferred tax liability related to the distribution agreements that is expected to be realized within the net operating loss, or NOL, carryforward period may be netted against our deferred tax asset. In each of 2008 and 2007, we recorded an income tax benefit for $0.5 million of the $3.9 million deferred tax liability related to the modification to the lives of these distribution agreements.

As a result of the restructuring of the ownership of Playboy TV International, LLC, or PTVI, in 2002, we acquired distribution agreements of $3.4 million with a weighted average life of approximately four years and a program supply agreement of $3.2 million with a life of 10 years. The weighted average life of the aggregate of the definite-lived intangible assets acquired was approximately seven years. We also acquired distribution agreements of $9.0 million, which were previously determined to be indefinite-lived. In 2006, we modified the lives to 27 and one-half years, which did not materially impact our results of operations.

We conduct our annual impairment testing of goodwill and indefinite-lived intangible assets as of October 1st of each year, or in between annual tests if events occur or circumstances change that would indicate impairment of our goodwill and/or other intangible assets. If the carrying amount of the asset is not recoverable based on an analysis using a combined weighted forecasted-discounted cash flow and market multiple approach, such asset would be reduced by the estimated shortfall of fair value to recorded value. We must make assumptions regarding forecasted-discounted cash flows and market multiples to determine a reporting unit’s estimated fair value. Based on the annual impairment testing as of October 1, 2008, we concluded goodwill required an impairment charge of $105.8 million, while indefinite-lived trademarks required an impairment charge of $24.6 million. The $2.8 million of non-Playboy trademarks, representing their carrying value at December 31, 2008 after the

Mr. Larry Spirgel, Esq.
September 24, 2009

impairment charge, have also been determined to have a finite life and are now being amortized. $39.7 million of the total $42.5 million of trademarks at December 31, 2008 were Playboy-branded and were not impaired. In 2008, the segment income of our Licensing Group was $23.7 million. Assuming that segment income remains flat in these businesses, though we believe that there will be future growth, the value of the Playboy trademarks would be recoverable in approximately two years. These trademarks also support other Playboy-branded businesses such as international publishing, television and websites. If any estimates or related assumptions change in the future, we may be required to record an additional impairment charge. See Note (O), Intangible Assets.

In accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, or Statement 144, we evaluate the potential impairment of finite-lived acquired intangible assets when there are indicators of impairment. If the carrying amount of the asset is not recoverable based on a forecasted-undiscounted cash flow analysis, such asset would be reduced by the estimated shortfall of fair value to recorded value. Based on the results of an impairment analysis on finite-lived intangible assets performed as of October 1, 2008, we recorded an impairment charge of $16.1 million on certain assets. See Note (O), Intangible Assets.

Item 8. Financial Statements and Supplementary Data, page 42

Notes to Consolidated Financial Statements, page 47

Note (A) Summary of Significant Accounting Policies, page 47

Intangible Assets, page 49

11.
We note on page 50 that you took a significant finite-lived intangible assets impairment charge in the fourth quarter of fiscal year 2008.  You should expand your MD&A to discuss your expectations regarding your future operating results and liquidity as a result of taking the impairment charge.  You should clearly explain to your investors, if true, that you expect that historical operating results will not be indicative of future operating results.  You should also discuss the primary drivers in your assumptions that resulted in the intangible assets impairment charge.  For instance, did you significantly reduce projected future revenues or net cash flows or increase the discount rates?  In addition, discuss whether and when you considered a recovery of the economy in your cash flow projections.

Response: The Company respectfully advises the staff that in addition to the disclosure the Company provided in the Form 10-K regarding the business trends of the non-Playboy branded

Mr. Larry Spirgel, Esq.
September 24, 2009

television business to which the impairment charge related, the Company will expand, as appropriate, Management’s Discussion and Analysis of Financial Condition and Results of Operations to further discuss such business trends, as stated in the Company’s response to comment number 5 above. In addition, the Company will, to the extent appropriate, expand Management’s Discussion and Analysis of Financial Condition and Results of Operations to discuss the primary drivers in the Company’s assumptions that resulted in the impairment charge.

The Company’s proposed disclosure, incorporating our response to the staff’s comment above regarding intangible assets and comment number 6 regarding goodwill, in Management’s Discussion and Analysis of Financial Condition and Results of Operations for future filings is addressed in our response to comment number 6.

Note (O) Intangible Assets, page 58

12.
Based on the table at the bottom of page 58 it appears that the $24.6 million impairment in 2008 relates to the Non-Playboy trademarks that are considered finite lived intangibles.  However, you had disclosed in the second paragraph of page 50 and elsewhere in this document that the indefinite lived trademarks required an impairment charge of $24.6 million.  Please revise to clarify this inconsistency.  If you have trademarks that are indefinite lived and others that are finite lived please provide separate disclosures and present them on a separate line item on the face of the balance sheet.

Response:  In the response to the staff’s comment, the Company respectfully advises the staff that the Company does not believe the presentation of finite- and indefinite-lived trademarks on separate line items on the face of the balance sheet is necessary, as the finite-lived trademarks represent approximately 1% of total assets.  At December 31, 2008, the Company had $39.7 million of indefinite-lived Playboy-branded trademarks and $2.8 million of finite-lived non-Playboy trademarks.  The Company will, however, disclose each amount separately in the Notes to Consolidated Financial Statements in its next report on Form 10-K.

In addition, the Company believes that the disclosure the Company provided in the Form 10-K, as set forth below, provided adequate disclosure regarding non-Playboy trademarks:

“As of October 1, 2008, we evaluated goodwill and other indefinite lived assets for impairment using a combined weighted forecasted-discounted cash flow method and a market multiple approach and concluded goodwill required an impairment charge of $105.8 million, while certain indefinite-lived non-Playboy trademarks required an impairment charge of $24.6 million.  These trademarks have also been determined to have a finite life and are now being amortized.”

Mr. Larry Spirgel, Esq.
September 24, 2009

The above disclosure was included on pages 50 and 58 of the Form 10-K.  The Company believes this disclosure made clear that the assets were indefinite-lived prior to the impairment analysis and finite-lived after the impairment.  This is corroborated by the fact that there were no finite-lived non-Playboy branded trademarks at December 31, 2007 and $2.8 million at December 31, 2008.

The Company’s proposed disclosure in Notes to Consolidated Financial Statements below for future filings would be similar to the following (with additional disclosures not included in the Form 10-K underlined):

(O)           Intangible Assets

In accordance with Statement 142, we do not amortize goodwill and trademarks with indefinite lives, but subject them to annual impairment tests. As of October 1, 2008, we evaluated goodwill and other indefinite lived assets for impairment using a combined weighted forecasted-discounted cash flow method and a market multiple approach and concluded goodwill required an impairment charge of $105.8 million, while certain indefinite-lived non-Playboy trademarks required an impairment charge of $24.6 million. These trademarks have also been determined to have a finite life and are now being amortized. This analysis was based in part upon our financial results during the year and our current expectation of future performance. At December 31, 2008 and 2007, our indefinite-lived intangible assets that are not amortized but subject to our annual impairment test included goodwill, reflected entirely in the Entertainment Group, of $27.8 million and $133.6 million, respectively. Our trademarks were $42.5 million and $65.4 million at December 31, 2008 and 2007, respectively; at December 31, 2008, we deemed $2.8 million of non-Playboy trademarks to be finite-lived. For the years ended December 31, 2008 and 2007, the aggregate amount of goodwill acquired was $35 thousand and $0.6 million, respectively.

In accordance with Statement 144, we evaluate the potential impairment of finite-lived acquired intangible assets when there are indicators of impairment. If the carrying amount of the asset is not recoverable based on a forecasted-undiscounted cash flow analysis, such asset would be reduced by the estimated shortfall of fair value to recorded value. Based on the results of an impairment analysis on finite-lived intangible assets performed as of October 1, 2008, we recorded an impairment charge of $16.1 million.

Mr. Larry Spirgel, Esq.
September 24, 2009

The following table sets forth our amortizable intangible assets (in thousands):

December 31, 2008	Gross Carrying Amount	Accumulated Amortization	Impairment	Net Carrying Amount
Noncompete agreements	$14,050	$(13,688)	$-	$362
Distribution agreements	33,140	(6,126)	(14,876)	12,138
Non-Playboy trademarks	29,303	(1,913)	(24,580)	2,810
Program supply agreement	3,226	(1,936)	-	1,290
Trademark license agreement	2,530	(845)	(1,175)	510
Copyrights	2,194	(1,427)	-	767
Other	621	(542)	-	79
Total amortizable intangible assets	$85,064	$(26,477)	$(40,631)	$17,956

December 31, 2007	Gross Carrying Amount	Accumulated Amortization	Impairment	Net Carrying Amount
Noncompete agreements	$14,000	$(13,545)	$-	$455
Distribution agreements	33,140	(4,803)	-	28,337
Program supply agreement	3,226	(1,613)	-	1,613
Trademark license agreement	2,530	(542)	-	1,988
Copyrights	2,064	(1,281)	-	783
Other	665	(535)	-	130
Total amortizable intangible assets	$55,625	$(22,319)	$-	$33,306

The aggregate amortization expense for intangible assets with definite lives for 2008, 2007 and 2006 was $2.3 million, $2.3 million and $1.7 million, respectively. The aggregate amortization expense for intangible assets with definite lives is expected to total approximately $1.6 million, $1.5 million, $1.4 million, $1.3 million and $0.9 million for 2009, 2010, 2011, 2012 and 2013, respectively.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Compensation Discussion and Analysis, page 12

13.
Throughout your compensation discussion and analysis and as to each compensation element, in future filings, revise to disclose how you arrived at and why you paid each of the particular levels and forms of compensation for each named executive officer.  For example, we note that your named executive officers, other than Mr. Hefner, received increases in their base salaries in 2008; however, you do not discuss that there were increases or the reasons for the increases.  As another example, we note that four of your named executive officers received equity incentive awards in 2008; however, you do not disclose the reasons why the Compensation Committee chose to award the actual amounts reported in the Summary Compensation Table.  For further guidance, please see Staff Observations

Mr. Larry Spirgel, Esq.
September 24, 2009

in the Review of Executive Compensation Disclosure, which is available on our website at www.sec.gov/divisions/corpfin/cfguidance.shtml#ecd.

Response: In future filings, the Company will disclose how it arrived at and why it paid each of the particular levels and forms of compensation for each named executive officer.

14.
In the first paragraph of the subsection titled “Equity Incentives,” you disclose that the Compensation Committee in 2008 granted restricted stock units that were initially to vest upon the attainment of certain performance criteria.  In future filings, please revise to disclose the performance criteria originally tied to the restricted stock units, including any specific quantitative performance targets.  If you believe that disclosure of these targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion.  In this regard, please note that we generally do not agree with the argument that disclosing a company-level performance target for the last fiscal year would cause a registrant competitive harm when disclosure of the performance target will occur after the fiscal year has ended and actual company results have been disclosed.  If you believe you have a sufficient basis to keep the information confidential, disclose how difficult it would be for you or a business segment to achieve the undisclosed goal.  General statements regarding the level of difficulty or ease associated with achieving the goals are not sufficient.  Provide as much detail as necessary without providing information that would result in competitive harm.  Refer to Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 118.04, available at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response: In future filings, the Company will, to the extent appropriate, disclose the performance criteria originally tied to the restricted stock units granted in 2008, including, to the extent applicable, any specific quantitative performance targets.

15.
You disclose that in 2009 the Compensation Committee replaced the performance criteria for the vesting of restricted stock units granted in 2008 with a time-based vesting schedule.  In future filings, please provide more analysis as to the underlying reasons why the Committee chose to replace the performance criteria with a time-based vesting schedule.  For example, was the Committee’s decision based, in part, on the difficulty associated with attaining the performance criteria?  Also, with respect to the time-based vesting schedule, provide analysis as to why this method of vesting was chosen by the Committee, the vesting time period chosen, and how this time period fit within the objectives of the company’s compensation programs.

Response: In future filings, the Company will, to the extent appropriate, provide more analysis as to the underlying reasons why the Compensation Committee chose to replace the performance

Mr. Larry Spirgel, Esq.
September 24, 2009

criteria with a time-based vesting schedule and why this method of vesting was chosen by the Compensation Committee, the vesting time period chosen, and how this time period fit within the objectives of the Company’s compensation programs.

Stock Ownership Guidelines, page 15

16.
We note that each of your named executive officers is subject to the requirements of a stock retention policy.  In future filings, please also disclose whether your named executive officers are in compliance with your stock retention policy, and if not, whether any portion of that officer’s compensation was paid in the form of shares of Class B stock.

Response: In future filings, the Company will disclose whether the named executive officers are in compliance with the Company’s stock retention policy, and if not, whether any portion of that executive officer’s compensation was paid in the form of shares of Class B stock.

Outstanding Equity Awards at Fiscal Year End, page 19

17.	In future filings, please disclose the vesting dates of options, shares of stock, and equity incentive plan awards held at fiscal-year end. See Instruction 2 to Item 402(f)(2) of Regulation S-K.

Response: In future filings, the Company will disclose the vesting dates of options, shares of stock, and equity incentive plan awards held at fiscal-year end.

Potential Payments Upon Termination or Change in Control, page 21

18.
Please amend your Form 10-K to include all of the disclosure for Ms. Hefner that is required by Item 402(j) of Regulation S-K.  For example, revise the potential payouts table found on page 23 of your definitive proxy statement to include the amounts that would have been owed to Ms. Hefner as of the last business day of the last completed fiscal year based on the various termination scenarios identified in the table and without regard to the later-executed Separation Agreement.

Response: In response to the staff’s comment, the Company will file an amendment to the Form 10-K with the disclosures required by Item 402(j) of Regulation S-K.

19.
Please revise your disclosure of Ms. Hefner’s Separation Agreement to disclose the material terms of the agreement, including the date it was entered into and a discussion of the potential benefits, such as the potential $1,712,500 severance payment (Section 2.a of the Separation Agreement) and the payment of up to $25,000 in legal expenses (Section 9 of the Separation Agreement), and perquisites under the agreement.  Confirm your understanding that you will have to provide all

Mr. Larry Spirgel, Esq.
September 24, 2009

the disclosure required by Item 402(j) of Regulation S-K regarding Ms. Hefner’s Separation Agreement in your Form 10-K for the fiscal year ended 2009.  See Instruction 4 to Item 402(j) of Regulation S-K.

Response: In response to the staff’s comment, the Company will file an amendment to the Form 10-K with the requisite disclosure.  The Company confirms its understanding that it will need to provide all the disclosures required by Item 402(j) of Regulation S-K regarding Ms. Hefner’s Separation Agreement in its Form 10-K for the fiscal year ended 2009.

Part IV. Exhibit Index, page 76

20.
In the first paragraph of this section, you state that “All agreements listed below may have additional exhibits, which are not attached.  All such exhibits are available upon request, provided the requesting party shall pay a fee for copies of such exhibits, which fee shall be limited to our reasonable expenses incurred in furnishing these documents.”  Please note that this instruction is inconsistent with your obligation under Item 601(b) of Regulation S-K to file your exhibits in their entirety, including schedules or similar attachments to your exhibits, other than for exhibits filed pursuant to Item 601(b)(2).  Furthermore, if you are omitting non-material schedules or similar attachments from exhibits filed pursuant to Item 601(b)(2), you should follow the procedures outlined in that item.  In future filings, please delete this introductory paragraph and ensure that you comply with your disclosure obligations pursuant to Item 601(b) of Regulation S-K.

Response: In future filings, the Company will delete the introductory paragraph to Part IV and will ensure its compliance with disclosure obligations pursuant to Item 601(b) of Regulation S-K.

Form 10-Q for the quarter ended March 31, 2009

(D) Impairment, page 10

21.	Tell us more about the realignment of your reporting segments. Explain to us why certain digital assets were impaired as a result of their new reporting segment.

Response: The Company respectfully advises the staff that the realignment of the Company’s segments more closely reflects how management views the operations of business (in accordance with Paragraph 4 of FASB Statement of Financial Accounting Standards No. 131).  As a result of the realignment, assets related to the Company’s digital businesses were moved from the Entertainment segment to the new Print/Digital segment, which is the reporting unit level that is tested for purposes of FASB Statement of Financial Accounting Standards No. 142.  The future discounted cash flows of the new Print/Digital reporting segment did not support the carrying value of goodwill, and therefore the impairment charge was necessary.

Mr. Larry Spirgel, Esq.
September 24, 2009

In order to address the staff’s comments, the Company included the following disclosure regarding the impairment charge recorded in the quarter ended March 31, 2009 in its quarterly report on Form 10-Q for the quarter ended June 30, 2009:

“In accordance with FASB Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, or Statement 142, we do not amortize goodwill and trademarks with indefinite lives, but subject them to annual impairment tests.  Due to the realignment of our reporting segments in the first quarter of 2009, which we also use as our “reporting unit” as defined in Statement 142, we conducted interim impairment testing of goodwill in accordance with Statement 142. The new Print/Digital Group’s current and expected financial results were lower than that of the former Entertainment Group, which contained the digital business’ assets prior to the realignment of our reporting segments, thereby necessitating interim testing of goodwill. We estimated the implied fair value of the goodwill using a combined weighted forecasted-discounted cash flow method and a market multiple approach based in part on our financial results during the current year and our expectation of future performance, which are Level 3 inputs within the Statement 157 fair value hierarchy as described in Note (H), Fair Value Measurement. As a result of this testing, we recorded an impairment charge on goodwill of $5.5 million in the first quarter of 2009 as the implied fair value of goodwill of the new Print/Digital reporting segment was lower than its carrying value.”

General

22.
We note that on the “Fundamentals – Snapshot” page of your investor relations section of your corporate website, www.playboyenterprises.com, you provide various non-GAAP financial measures (e.g., EBlT, EBlTDA, etc.).  In your response letter, please tell us how you have complied with Regulation G in the presentation of these non-GAAP financial measures.

Response: In response to the staff’s comment, the Company has removed the “Fundamentals – Snapshot” page from its corporate website.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Mr. Larry Spirgel, Esq.
September 24, 2009

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*           *           *           *           *

                      If you have any questions or comments with respect to this matter, please contact the undersigned at (312) 373-2300.

Please acknowledge receipt of this letter and the enclosures by file-stamping and returning the enclosed duplicate of this letter to the person presenting these materials for filing.

Very truly yours,

/s/ Howard Shapiro

Howard Shapiro

Enclosures

cc:	Rodd M. Schreiber
Skadden, Arps, Slate, Meagher & Flom LLP